Exhibit 12.1
Computation of Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months
	Ended		Years Ended December 31,
	March 31, 2009		2008		2007		2006		2005		2004

FIXED CHARGES:
Interest Expense on Deposits	12,187		55,663		73,742		54,421		35,024		25,752
Interest Expense on Other Borrowings	3,473		23,256		24,929		21,666		22,534		22,152
Building Rent	594		2,427		2,190		1,745		1,705		1,128
Equipment Rent	101		386		436		540		531		736
Total Building and Equipment Rent	695		2,813		2,626		2,285		2,236		1,864
One third of Building and Equipment Rent	232		938		875		762		745		621
Capitalized Interest	—		—		25		25		20		62
Fixed Charges Excluding Interest on Deposits	3,705		24,194		25,829		22,453		23,299		22,835
Fixed Charges Including Interest on Deposits	15,892		79,857		99,571		76,874		58,323		48,587

EARNINGS:
Income (Loss) Before Income Taxes	(37,892)		(162,167)		38,477		21,962		35,178		(21,411)
Plus: Fixed Charges Excluding Interest on Deposits	3,705		24,194		25,829		22,453		23,299		22,835
Less: Capitalized Interest	—		—		25		25		20		62

	(34,187)		(137,973)		64,281		44,390		58,457		1,362

EARNINGS:
Income (Loss) Before Income Taxes	(37,892)		(162,167)		38,477		21,962		35,178		(21,411)
Plus: Fixed Charges Including Interest on Deposits	15,892		79,857		99,571		76,874		58,323		48,587
Less: Capitalized Interest	—		—		25		25		20		62

	(22,000)		(82,310)		138,023		98,811		93,481		27,114

Pretax earnings required to cover Preferred Stock Dividends	517		—		—		—		—		—

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding Interest on Deposits	(9.23	)x	(5.70	)x	2.49	x	1.98	x	2.51	x	0.06	x
Including Interest on Deposits	(1.38	)x	(1.03	)x	1.39	x	1.29	x	1.60	x	0.56	x

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding Interest on Deposits	(8.10	)x	(5.70	)x	2.49	x	1.98	x	2.51	x	0.06	x
Including Interest on Deposits	(1.34	)x	(1.03	)x	1.39	x	1.29	x	1.60	x	0.56	x